UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                METALS USA, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   591324 10 8
                                 (CUSIP Number)

JOHN A. HAGEMAN, SR VICE PRESIDENT & GENERAL COUNSEL, THREE RIVERWAY, SUITE 600, HOUSTON, TX 77056 TELEPHONE: 713-965-0990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               SEPTEMBER 26, 1997
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.:   591324 10 8
-------------------------------------------------------------------------------

    1     NAME OF REPORTING PERSON
           S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON
           Toby Jeffreys - SSN: ###-##-####

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                      (b) (x)
    3     SEC USE ONLY


    4     SOURCE OF FUNDS
           SC

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                           ( )

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

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                      7    SOLE VOTING POWER
    NUMBER OF              1,769,021
      SHARES
   BENEFICIALLY       8    SHARED VOTING POWER
     OWNED BY              1,247,779
       EACH
    REPORTING         9    SOLE DISPOSITIVE POWER
      PERSON               1,769,779
       WITH
                     10    SHARED DISPOSITIVE POWER
                           1,247,779

-------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,016,800

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                         (  )

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.2

   14     TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO.:   591324 10 8
-------------------------------------------------------------------------------

    1     NAME OF REPORTING PERSON
           S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON
          A. Leon Jeffreys - SSN: ###-##-####

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                      (b) (x)

    3     SEC USE ONLY


    4     SOURCE OF FUNDS
          SC

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                           ( )

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

-------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
    NUMBER OF              328,612
      SHARES
   BENEFICIALLY       8    SHARED VOTING POWER
     OWNED BY              1,247,779
       EACH
    REPORTING         9    SOLE DISPOSITIVE POWER
      PERSON               328,612
       WITH
                     10    SHARED DISPOSITIVE POWER
                           1,247,779

-------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,576,391

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                         ( )

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.8

          TYPE OF REPORTING PERSON
   14     IN
-------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

      This statement relates to the common stock (the "Common Stock"), of Metals USA, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Three Riverway, Suite 600, Houston, Texas, 77056.

ITEM 2.     IDENTITY AND BACKGROUND

      This statement is being filed by Mr. Toby L. Jeffreys ("Mr. T. L. Jeffreys") and Mr. A. Leon Jeffreys ("Mr. A. Leon Jeffreys"). The present principal occupation of Mr. T. L. Jeffreys is to serve as President of Jeffreys Steel Company, Inc." ("Jeffreys"), and his business address is 210 St. Joseph Street, Mobile, Alabama 36602. Mr. T. L. Jeffreys maintains citizenship in the United States of America. Mr. T. L. Jeffreys has not been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws. The present principal occupation of Mr. A. Leon Jeffreys is to serve as an executive officer of Jeffreys. Mr. A. Leon Jeffreys is also a director of the Issuer. His business address is 210 St. Joseph Street, Mobile, Alabama 36602. Mr. A. Leon Jeffreys maintains citizenship in the United States of America. Mr.
A. Leon Jeffreys has not been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

      Except as described herein, neither Mr. T. L. Jeffreys nor Mr. A. Leon Jeffreys has effected any transactions in the Common Stock during the past sixty days.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Mr. T. L. Jeffreys and Mr. A. Leon Jeffreys acquired the shares of Common Stock described herein (the "Shares") pursuant to an Agreement dated September 26, 1997 between Jeffreys Steel Company, Inc. ("Jeffreys"), its Stockholders and the Issuer (the "Agreement"), pursuant to which the Issuer acquired all of the outstanding capital stock of Jeffreys. No financing was used to purchase the Shares.

ITEM 4.     PURPOSE OF TRANSACTION

      Mr. T. L. Jeffreys and Mr. A. Leon Jeffreys acquired the Shares in connection with Issuer's acquisition of all of the outstanding capital stock of Jeffreys. Each intends to review his investment in the Issuer on an ongoing basis and, depending on the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to them, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of his investment in the Issuer.

      Other than as described above, neither Mr. T. L. Jeffreys nor Mr. A. Leon Jeffreys has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      Mr. T. L. Jeffreys beneficially owns 3,016,800 shares of Common Stock, representing approximately 11.18% of the shares of Common Stock outstanding (determined in accordance with Rule 13d-3), and has sole voting and sole dispositive power over 1,769,021 shares of Common Stock, and shared voting and shared dispositive power over 1,247,779 shares of Common Stock. Mr. T. L. Jeffreys shares voting and dispositive power over such 1,247,779 shares with A. Leon Jeffreys. Mr. A. Leon Jeffreys beneficially owns 1,576,391 shares of Common Stock, representing approximately 5.8% of the shares of Common Stock outstanding, and has sole voting and sole dispositive power over 328,612 shares of Common Stock.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      In connection with the transactions contemplated by the Agreement, Mr. T.
L. Jeffreys and Mr. Leon A. Jeffreys agreed with the Issuer to certain restrictions regarding the resale of the Shares, and the Issuer granted them certain registration rights. In addition, a portion of the Shares were placed in escrow in connection with potential indemnification obligations under the Agreement.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      None.

                                   SIGNATURE


      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.
November 3, 1997.

                                 /S/TOBY L. JEFFREYS
                                    Toby L. Jeffreys

                                /S/ A. LEON JEFFREYS
                                    A. Leon Jeffreys